UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

M. Mahmud Awan, Ph. D.                            Paul Bork, Esq.
TechMan International Corporation                 Hinckley, Allen & Snyder
240 Sturbridge Road                               28 State Street
Charlton City, Massachusetts 01506                Boston, Massachusetts  02109
(508) 248-3211                                    617) 345-9000

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 22, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:        (a) /X/
                                                              (b) / /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 131,978 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 131,978 shares

10.  Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 131,978 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11): 10.3%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:     (a) /X/
                                                           (b) / /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:     (a) /X/
                                                           (b) / /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:    (a) /X/
                                                          (b) / /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /   /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  /X/

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1.

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplement by Amendment No. 1 dated May 15, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

          "On May 22, 1998, Awan and Phalon commenced an action against the Issuer and certain of its directors in the Massachusetts Superior Court, Middlesex County, entitled Philip A. Phalon, and M. Mahmud Awan v. Technical Communications Corporation, Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, and Thomas B. Peoples, Civil Action No. 98-2553. The Plaintiffs allege that the individual director defendants: (i) breached their fiduciary duties to the stockholders of the Issuer by engaging in self-dealing transactions; (ii) engaged in concealment of illegal and possibly criminal conduct by certain officers and directors of the Issuer; (iii) denied the Plaintiffs' access to the Issuer's stockholder lists and related materials in violation of state and federal law; and (iv) illegally acted to entrench themselves as the Issuer's Board of Directors by actions taken at an April 30, 1998 Board meeting. The Plaintiffs are seeking injunctive relief and a declaratory judgment. A copy of the Verified Complaint is attached hereto as an Exhibit an incorporated herein."

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by the addition of the following paragraph:

          "Below is a list of purchases of shares of Common Stock by the members of the Purchasing Group since May 15, 1998, the date of the group's filing of Amendment No. 1 on Schedule 13D, all of which were effected through ordinary brokerage transactions in the Over-the-Counter-Market:

                                 M. Mahmud Awan

          Date                   No. of Shares          Average Price Per Share

      May 20, 1998                  3,000                        $5.875"

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 22, 1998                      /s/M. Mahmud Awan
                                          ______________________________
                                          M. Mahmud Awan



                                          /s/      *
                                          ______________________________
                                          Philip A. Phalon



                                          /s/      *
                                          ______________________________
                                          Robert B. Bregman



                                          /s/      *
                                          ______________________________
                                          William C. Martindale, Jr.



   */s/M. Mahmud Awan
   ______________________________
   M. Mahmud Awan
   Attorney - in - Fact

                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                         Superior Court
                                                       Civil Action No. 98-2553

________________________________
                                )
PHILIP A. PHALON, and           )
M. MAHMUD AWAN,                 )
                                )
         Plaintiffs,            )
                                )
v.                              )
                                )
TECHNICAL COMMUNICATIONS        )
CORPORATION, ARNOLD MCCALMONT,  )
HERBERT A. LERNER, ROBERT T.    )
LESSARD, CARL H. GUILD,         )
MITCHELL B. BRISKIN, DONALD     )
LAKE, and THOMAS B. PEOPLES,    )
                                )
         Defendants.            )
________________________________)

                               VERIFIED COMPLAINT
                                  Introduction

     This is an action to enjoin the unlawful conduct of Defendants, Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake, and Thomas B. Peoples in (i) breaching their fiduciary duties to the stockholders of the Defendant, Technical Communications Corporation ("TCC") by engaging in self-dealing transactions; (ii) engaging in a cover up of wrongful and possibly fraudulent or criminal conduct by certain TCC officers and directors; (iii) intentionally obstructing the Plaintiffs' efforts to communicate with other TCC stockholders regarding the affairs of TCC; and
(iv) illegally acting to entrench themselves as TCC's Board of Directors. The Plaintiffs seek mandatory injunctive relief under Massachusetts and federal law requiring the Defendants to provide them with a list of all stockholders of TCC. The Plaintiffs also seek an order rescinding and invalidating certain actions taken by the Defendants McCalmont, Guild, Lessard, and Lerner, a majority of TCC's Board of Directors, at a meeting held on April 30, 1998, and a declaration that the amendments to TCC's By-Laws adopted at that meeting are null and void.

                                     Parties

     1. The Plaintiff, Philip A. Phalon ("Phalon"), is an individual whose business address is 40 Salem Street, Lynnfield, Essex County, Massachusetts. He is a director of TCC and the holder of approximately 500 shares of common stock, par value $.10 per share, of TCC ("TCC Shares") and options to purchase an additional 1,750 TCC shares.

     2. The Plaintiff, M. Mahmud Awan ("Awan"), is an individual whose business address is 240 Sturbridge Road, Charlton City, Worcester County, Massachusetts. He owns directly and indirectly through a wholly owned corporation approximately 132,000 TCC Shares.

     3. The Defendant, TCC, is a Massachusetts corporation with a principal place of business at 100 Domino Drive, Concord, Middlesex County, Massachusetts. TCC is in the business of providing secure telecommunications and encryption systems. TCC is a public company whose shares are traded on the Nasdaq Stock Market. At September 27, 1997 the end of TCC's most recent fiscal year, approximately 1,283,000 TCC Shares were outstanding. Upon information and belief, TCC's stockholders are resident in several states.

     4. Defendant, Arnold McCalmont, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director and stockholder of TCC.

     5. Defendant, Herbert A. Lerner, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director, Chief Financial Officer, the Treasurer and a stockholder of TCC.

     6. Defendant, Robert T. Lessard, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     7. Defendant, Carl H. Guild, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC, Chairman of the Board, and TCC's Chief Executive Officer.

     8. Defendant, Mitchell B. Briskin, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     9. Defendant, Donald Lake, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

     10. Defendant, Thomas E. Peoples, whose business address is 100 Domino Drive, Concord, Massachusetts, is a Director of TCC.

                             Jurisdiction and Venue

     11. This court has jurisdiction over the dispute between the parties pursuant to M.G.L. c. 212 ss.4, c. 214 ss.1, c. 231A ss.1, and c. 156B ss. 32.

     12. This court is the proper venue for this action pursuant to M.G.L. c. 223 ss.1.

                                Background Facts

     13. At least since the time TCC became a public company, Arnold McCalmont, the company's founder, has effectively controlled TCC's board. His control has been so pervasive that he was able to secure for his son, James McCalmont, a position as a TCC director and senior officer. He was also able to secure for his son, Marc McCalmont, a position at TCC, and to arrange for TCC to make substantial cash investments in Net2Net Corporation, a business founded by Stephen A. McCalmont, another of his sons. Arnold McCalmont has seen to it that TCC's directors, other than Phalon, are beholden to him, willing and able to acquiesce to his preferences in connection with the management of TCC's business affairs, thus assuring his control.

     14. TCC's Board of Directors, controlled by Arnold McCalmont, is currently attempting to continue to pilfer from TCC's treasury at the expense of TCC's stockholders, by entering into certain contracts with themselves and a wasteful severance agreement with James McCalmont, whose resignation came under a cloud of legal scrutiny of his actions as an officer of TCC. These actions constitute such egregious waste as to be a breach of the duty of loyalty owed by McCalmont, Guild, Lessard, and Lerner to TCC and its stockholders.

     15. In 1997, Phalon became aware that the law firm of Gadsby & Hannah ("G&H") had been retained by TCC to investigate whether certain individual officers, directors, and employees of TCC had engaged in conduct violative of federal law, in connection with certain international sales projects.

     16. Upon information and belief, G&H conducted a lengthy investigation during November and December of 1997 and compiled a report (the "Slavitt Report") on its investigation which included recommendation of actions to be taken by or on behalf of TCC. This report was made available to the Board of Directors and discussed in detail with representatives of G&H at a board meeting held on January 8, 1998 at G&H, at which Phalon was present. Some of the findings and recommendations contained in the Slavitt Report are more fully described in the Affidavit of Phalon, attached hereto as Exhibit A (hereinafter the "Phalon Affidavit"). Neither the Slavitt Report nor its contents were made available to TCC's stockholders.

     17. The information contained in the Slavitt Report raised serious concerns regarding possible illegal and otherwise wrongful conduct by certain TCC officers and directors, particularly James McCalmont, who resigned as a Director, Officer and employee following the January 8, 1998 meeting, Defendant Arnold McCalmont, and Defendant Herbert Lerner .

     18. The Slavitt Report contained the recommendations of G&H that the Defendants take certain actions to address the wrongful conduct uncovered by the investigation, and obtain restitution from James McCalmont and Arnold McCalmont for the benefit of TCC and its stockholders.

     19. Phalon reviewed the Slavitt Report. At the conclusion of the meeting, G&H collected from the TCC directors and officers all copies of the Slavitt Report for purpose of shredding them. Evan M. Slavitt, the G&H lawyer who authored the Slavitt Report, advised the directors that all paper copies would be destroyed and that the document would only be retrievable from G&H's computer system.

     20. Upon information and belief, the Defendants McCalmont, Guild, Lessard, and Lerner (hereinafter referred to as the "McCalmont Group") declined to implement the recommendations contained in the Slavitt Report.

     21. Subsequently, as more fully described in the Phalon Affidavit, the individual Defendants have intentionally endeavored to conceal the results of the investigation conducted by G&H and the Slavitt Report from the Plaintiffs and TCC's stockholders, in derogation of the recommendations of the Slavitt Report. The McCalmont Group at Arnold McCalmont's insistence have also authorized and directed TCC to enter into illegal transactions with James McCalmont and Carl Guild, having the effect of transferring assets from TCC by submitting to James McCalmont's demand for an improper indemnity agreement, and also by providing Carl Guild with a lucrative employment arrangement involving excessive stock options and salary.

     22. The McCalmont Group terminated the employment of TCC's Chief Financial Officer, Graham Briggs, on January 14, 1998, for refusing to execute a confidentiality agreement regarding the Slavitt Report and for refusing to participate in the effort to cover up self-dealing sponsored by Defendants McCalmont, Guild, Lessard, and Lerner.

     23. Following the January 14, 1998 board meeting, Mr. Phalon informed the McCalmont Group that he would not stand for reelection with them, and that he would consider supporting an opposition slate for election as directors.

     24. The McCalmont  Group  terminated  the  employment  of TCC's  President,
Roland S. Gerard, on February 13, 1998, for refusing to participate in the effort to cover up the wrongful conduct described in the Slavitt Report and the self-dealing transactions sponsored by the Defendants McCalmont, Guild, Lessard, and Lerner.

                        Formation of Shareholder Response

     25. On April 3, 1998, the Plaintiffs, together with two other TCC stockholders, Robert B. Bregman, and William C. Martindale, Jr., filed a Joint Statement on Schedule 13D with the Securities Exchange Commission ("SEC") in which they disclosed beneficial ownership in excess of 5% of TCC's then outstanding shares and that they had formed a "group" (the "Group") within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C., ss.78(d)(3). At that time, the Group disclosed that it was considering the costs and benefits of conducting a proxy contest to replace a majority of TCC's Board of Directors with nominees selected by the Group, in response to certain business and financial problems plaguing TCC.

     26. At the time it filed the Joint Statement on Schedule 13D, the Group, in the aggregate, beneficially owned 197,228 TCC Shares representing approximately 15.4% of the outstanding TCC Shares.

                             Stockholder List Demand

     27. Pursuant to M.G.L. c. 156B ss.32 and Article V(6) of TCC's By-Laws, TCC is required to maintain and to make available for inspection for any proper purpose its stock and transfer records, including the names, record address, and amount of stock held by each stockholder.

     28. In furtherance of his objective to communicate with other TCC stockholders in connection with evaluating the costs and benefits of conducting a proxy contest to elect the Group's nominees as directors at the 1998 Annual Meeting, Mr. Phalon made a written demand (the "Demand Letter") to TCC on April 8, 1998, pursuant to M.G.L. c. l56B, ss.32 and principles of equity and common law, to inspect TCC's stock and transfer records. A true and accurate copy of the Demand Letter is attached hereto as Exhibit B. As set forth in the Demand Letter, its purpose "is to enable [Mr. Phalon] to identify and communicate with [his] fellow stockholders on matters relating to their investment in the Company and the affairs of the Company."

     29. Among the items requested by Mr. Phalon in the Demand Letter was a list of TCC's stockholders (the "Stockholder List"), and a list of non-objecting beneficial owners (the "NOBO List") which is available to TCC from brokers and dealers and from banks pursuant to Rules 14b-1 and 14b-2 promulgated under the Exchange Act. The NOBO List would include the names of those beneficial owners of TCC stock, whose stock is held in "street" name by a broker, financial institution or other fiduciary, and who do not object to their names being disclosed. Mr. Phalon also requested that he be permitted to inspect the following: (i) a complete list of TCC's stockholders as of the close of business on April 1, 1998, and any later record date established for the next Annual Meeting of Stockholders; (ii) a magnetic computer tape list of the holders of TCC's Shares as of April 1, 1998 and such Record Date; (iii) all daily transfer sheets showing changes in the list of TCC's stockholders from April 1, 1998 and such Record Date to and including the date of the next Annual Meeting; (iv) all information in TCC's possession concerning the number and identity of the actual beneficial owners of TCC's Shares; and (v) a listing as of April 1, 1998 and such Record Date of all stockholders owning 1,000 or more TCC Shares arranged in descending order (collectively items (ii)-(v) are hereinafter referred to as the "Related Materials").

     30. Mr. Phalon's purpose in obtaining the Stockholder List, the NOBO List, and the Related Materials is to permit him to communicate directly, more expeditiously and more effectively with fellow TCC stockholders. Mr. Phalon does not seek to secure this stockholder list information for the purpose of selling the information or for any reason other than in his interest as a stockholder with respect to the affairs of TCC.

     31. On April 13, 1998, TCC's clerk replied to Mr. Phalon, stating only that TCC was "considering how to best accommodate the scope and purpose of [Phalon's] request under both federal and Massachusetts law and will respond shortly."

     32. On April 24, 1998, more than two weeks after Mr. Phalon first demanded access to the Stockholder List, the NOBO List, and the Related Materials, G&H forwarded to Plaintiffs' counsel, a proposed Confidentiality and Nondisclosure Agreement (the "Confidentiality Agreement"). Neither the Confidentiality Agreement nor the accompanying letter from TCC's counsel responded to Mr.
Phalon's requests for the Stockholder List, the NOBO List, or the Related Materials. A true and accurate copy of this Confidentiality and Nondisclosure Agreement and the cover letter from G&H is attached hereto as Exhibit C.

     33. The Confidentiality Agreement represented an improper restriction on Mr. Phalon's access to the Stockholder List, well beyond the statutory confidentiality and nondisclosure requirements imposed upon stockholders. In particular, TCC insisted that Mr. Phalon not transfer or disseminate such list, even to other TCC stockholders, unless the Confidentiality Agreement was signed by the party to whom the list would be disclosed, and the signature page first returned to G&H, notwithstanding that Mr. Phalon agreed to use the list solely in the interest of himself as a stockholder, relative to the possible solicitation of written proxies. The Confidentiality Agreement also sought to impose upon Mr. Phalon liability for any and all costs, expenses, and attorneys fees incurred by TCC in connection with any dispute with Mr. Phalon relative to the Stockholder List.

     34. On April 29, 1998, Mr. Phalon's counsel responded to G&H, indicating that while Mr. Phalon was fully prepared to honor all lawful requirements with respect to his use of the Stockholder List and Related Materials, Mr. Phalon would not agree to otherwise restrict his use of the list as proposed by TCC.

     35. The Defendants have not provided the Plaintiffs with access to the Stockholder List, the NOBO List, or the Related Materials or made the appropriate acknowledgments required under Rule 14a-7, promulgated under the Exchange Act.

     36. Upon information and belief, TCC caused the Confidentiality Agreement to be forwarded to Plaintiffs' counsel for the purpose of delaying production of the Stockholder List, the NOBO List, and the Related Materials, and in order to illegally interfere with the Plaintiffs' ability to communicate with other TCC stockholders regarding the affairs of TCC in violation of Massachusetts and federal law.

                            Demand For Annual Meeting

     37. Pursuant to Article I(1) of TCC's By-Laws, the annual meeting of stockholders (the "Annual Meeting") must be held on the second Monday in February of each year, making February 9, 1998 the Annual Meeting date for this year. Article IV(4) of TCC's By-Laws requires the Board of Directors to fix in advance a time, not more than sixty days preceding the date of any stockholder meeting, as the record date for determining voting eligibility at any upcoming stockholder meeting (a "Record Date").

     38. Pursuant to M.G.L. c. 156B ss.33, TCC's Annual Meeting must occur within six months of the end of its fiscal year. TCC's fiscal year ended on September 27, 1997. Thus, TCC was required by statute to schedule the Annual Meeting no later than March 26, 1998.

     39. TCC  failed to hold the Annual  Meeting  within  the time  required  by
Section 33 of Chapter 156B, and also failed to hold the Annual Meeting as required by TCC's By-Laws. As of April 29, 1998, no Record Date had been set, the Annual Meeting had not been held, nor had any notice of same been transmitted by TCC's clerk to stockholders entitled to vote thereat, as required by Article I(3) of TCC's By-Laws and M.G.L. c. 156B, ss. 36.

     40. On April 29, 1998, and in anticipation of a meeting of TCC's Board of Directors scheduled for April 30, 1998, Plaintiffs made a written demand to TCC, pursuant to Chapter 156B of the Massachusetts General Laws and principles of equity and common law, that TCC's Board of Directors immediately act to establish a Record Date for the 1998 Annual Meeting and establish a date for the 1998 Annual meeting (the "Second Demand Letter"). A true and accurate copy of the Second Demand Letter is attached hereto as Exhibit D. The Second Demand Letter also placed TCC and the McCalmont Group on notice that the Board's failure to establish a Record Date in a timely fashion, as required by law, constituted a breach of fiduciary duty owed to all TCC stockholders, and a further act of entrenchment.

                              Entrenchment Actions

     41. On April 30, 1998, a quorum of TCC's board of directors met (the "April 30th Meeting"). This meeting lasted only fifteen minutes, in contrast to typical TCC board meetings, which usually lasted for hours. At this meeting, the McCalmont Group without discussion and over the objection of Phalon, purported to amend the By-Laws of TCC to provide for the creation of three classes of directors and to create staggered terms for all directors by class, such that a maximum of three directors would stand for reelection at any one time. Class One Directors become eligible for reelection at the date of the first annual meeting following the April 30th Meeting. Class Two Directors become eligible for reelection at the date of the second annual meeting following the April 30th Meeting. Class Three Directors become eligible for reelection at the date of the third annual meeting following the April 30th Meeting. Mr. Phalon was designated as a Class One Director.

     42. At the April 30th Meeting the McCalmont Group purported to fill three director vacancies with individuals never previously identified to the Board, who are directly or indirectly personal friends and associates of Arnold McCalmont and his cronies. Upon information and belief, Defendant Briskin is a private investor who directly or indirectly has made a large investment in Net2Net Corporation, a business created by Arnold McCalmont's son, Stephen;
Defendant Lake is a commercial banker who has handled Arnold and James McCalmont's personal international banking transactions; and Defendant Peoples was a former subordinate of Defendant Guild when both were at Raytheon Company. Two of those three director vacancies were designated as Class Three Directors, with terms which do not expire until the annual meeting of Stockholders to be held in the year 2000. Only after taking these illegal entrenchment actions was a Record Date of May 29, 1998 fixed, and the Annual Meeting scheduled for July 17, 1998.

     43. As a result of the amendment of TCC's By-Laws at the April 30th Meeting, TCC's stockholders were unilaterally deprived of the right to determine, by simple majority as set forth in TCC's By-Laws, whether TCC should adopt a staggered Board scheme. Any action by TCC's stockholders to return to a non-staggered Board, and thereby to provide themselves with the power to replace the existing Board in a single election, must now be decided by a 2/3 "supermajority" of voting eligible stockholders.

     44. As a result of the actions taken by the McCalmont Group at the April 30th Meeting, the individual Defendants, with the exception of Defendant Briskin, have unilaterally provided themselves with terms as directors, longer than those to which they would otherwise have been entitled prior to the April 30th Meeting by more than doubling said terms, and have unilaterally deprived TCC's stockholders of the opportunity to elect a new board at the 1998 Annual Meeting. The McCalmont Group at Arnold McCalmont's direction, has taken these actions without regard for TCC's stockholders, for the purpose of enabling McCalmont, his family, and his cronies, including Defendant Guild, to continue to line their pockets with pelf taken from the treasury of TCC.

     45. Upon information and belief, the Defendants McCalmont, Guild, Lessard, and Lerner have delayed and resisted in providing the Plaintiffs with stockholder information, in order to prevent the Plaintiffs and TCC's stockholders from discovering the truth about the wrongful conduct uncovered by G&H and described in detail in the Slavitt Report, and to prevent the Plaintiffs from undertaking any meaningful contest to replace the individual Defendants. Given that the Group owns less than 20% of TCC's voting securities, any impediments that the Defendants can create to the Plaintiffs' ability to communicate directly with TCC stockholders will assist the individual Defendants in ensuring their own entrenchment.

     46. In the aggregate, the McCalmont Group has a small economic interest in TCC which makes their entrenchment actions of April 30, 1998 so outrageous. According to the TCC Proxy statement for the last meeting of its Stockholders held in February 1997, Arnold McCalmont beneficially owned less than 12,000 TCC Shares (less than 1% of the outstanding), excluding 22,727 beneficially owned by sons James and Marc. Defendant Lerner beneficially owned 2,736 TCC Shares, and Defendant Lessard owned no TCC Shares. Defendant Guild's ownership is unknown but in the absence of an appropriate filing under the Exchange Act is assumed to be less than 5% of the outstanding TCC Shares. Thus, the McCalmont Group, who in the aggregate own less than 6% of the outstanding equity of TCC, are illegally controlling the corporation.

                                     COUNT I
           (Breach of Fiduciary Duty/Injunctive Relief - Entrenchment)


     47. Plaintiffs repeat and reallege paragraphs 1 through 46, above, with the same force and effect as if set forth in full herein.

     48. As Directors, the individual Defendants owed fiduciary duties to TCC's Stockholders, including the Plaintiffs, not to cause the company to take actions solely for their personal advantage or to the unique disadvantage of the Plaintiffs or other TCC' stockholders.

     49. By undertaking to entrench themselves in control of the Board of Directors of TCC, the individual Defendants have violated their fiduciary duties to the Plaintiffs by:

          (a) using corporate processes for the sole purpose of illegally maintaining their control over the affairs of TCC;

          (b) entering into self-dealing transactions with the company for the sole purpose of financially benefiting themselves;

          (c) actively attempting to withhold the results of the investigation conducted by G&H from the Plaintiffs and TCC's stockholders;

          (d) amending TCC's By-Laws so as to deprive the Plaintiffs and TCC's stockholders of the opportunity to decide by simple majority whether TCC should have a staggered Board scheme; and

          (e) unilaterally amending TCC's By-Laws to provide illegal extensions of the terms in office of the Individual Defendants.

     50. The individual Defendants have further violated their fiduciary duties to the Plaintiffs and intend to do so in the future by, among other measures, maintaining themselves and their nominees to TCC's Board of Directors and establishing without consent of and notice to the stockholders supermajority requirements in connection with certain stockholder votes.

     51. The Plaintiffs have and will continue to suffer irreparable injury in the absence of immediate injunctive relief in the form of an Order requiring the individual Defendants to rescind and otherwise invalidate any and all amendments to TCC's By-Laws which were voted upon at the April 30 Meeting.

     52. Absent such an Order, the Plaintiffs and other TCC Stockholders will be unable to reverse the wrongful and illegal actions of the individual Defendants absent a supermajority vote by those stockholders entitled to vote at the Annual Meeting.

     53. The Plaintiffs have no adequate remedy at law.

                                    COUNT II
                  (Breach of Fiduciary Duty/Injunctive Relief -
        Production of Stockholder List, Pursuant to M.G.L. c. 156B ss.32)

     54. Plaintiffs repeat and reallege paragraphs 1 through 53, above, with the same force and effect as if set forth in full herein.

     55. Pursuant to M.G.L. c. 156B, ss.32 and the common law, the Plaintiffs as stockholders of TCC are entitled to inspect and copy all stockholder lists maintained by or reasonably available to TCC, including, without limitation, the Stockholder List, NOBO List, and the Related Materials.

     56. TCC's refusal to make these lists available to the Plaintiffs violates the Plaintiffs' statutory and common law rights.

     57. The Plaintiffs will suffer irreparable injury in the absence of immediate injunctive relief compelling the Defendants to produce a Stockholder List and NOBO List to enable the Plaintiffs to communicate directly with their fellow stockholders prior to the Annual Meeting, as well as the other materials requested in the Demand Letter.

     58. Absent these lists, the Plaintiffs are unable to communicate directly with both record holders and non-objecting beneficial owners of TCC Shares. Moreover, absent these lists, the Plaintiffs have no assurance that any proxy solicitation materials or other communications will reach such beneficial owners, whose shares are held in "street name" in a timely manner, if at all.

     59. The Plaintiffs have no adequate remedy at law.

                                    COUNT III
             (Violation of SEC Rule 14a-7, 24 C.F.R. ss. 240.14a-7)

     60. Plaintiffs repeat and reallege paragraphs 1 through 59, above, with the same force and effect as if set forth in full herein.

     61. Pursuant to Rule 14a-7 promulgated by the SEC under the Exchange Act, as amended ("Rule 14a-7"), a registrant, such as TCC, intending to make a proxy solicitation in connection with a stockholder meeting, upon the written request by any record or beneficial holder of securities entitled to vote at said meeting, must deliver to the requesting stockholder within five business days of its receipt of the request notification as to whether the registrant has elected to mail the stockholder's soliciting materials or provide a security holder list, and a statement of the approximate number of record holders of the registrant's securities separated by type of holder and class, and the estimated cost of mailing a proxy statement, form of proxy, or other communication to the registrant's stockholders.

     62. On April 8, 1998, Mr. Phalon made written request to TCC that it provide a list of security holders pursuant to Rule 14a-7.

     63. At the April 30th Meeting, a Record Date of May 29, 1998 was set for TCC's 1998 Annual Meeting.

     64. Notwithstanding, the Plaintiffs' written request, TCC has failed: (i) to notify the Plaintiffs as to whether it has elected to mail their soliciting materials or related communications to its stockholders or provide a list of its stockholders; (ii) to provide to the Plaintiffs a statement of the approximate number of record and beneficial holders of TCC securities; and (iii) to provide the Plaintiffs with the estimated cost of mailing a proxy statement, form of proxy, or other communication, all as required by Rule 14a-7.

     65. TCC's failure to comply with Rule 14a-7 violates the provisions of said rule.

     66. As a result of TCC's violation of Rule 14a-7, the Plaintiffs have been and are continuing to be damaged. COUNT IV (Declaratory Judgment)

     67. Plaintiffs repeat and reallege paragraphs 1 through 66, above, with the same force and effect as if set forth in full herein.

     68. The actions taken by a majority of TCC's Board of Directors at the April 30th Meeting were illegal acts of entrenchment, motivated by the desire of the McCalmont Group to secure their control of TCC.

     69. An actual controversy has arisen between the Plaintiffs and the Defendants regarding the validity of the actions taken by a majority of TCC's Board of Directors at the April 30th Meeting.

     70. Pursuant to M.G.L. c. 231A, the Plaintiffs are entitled to a declaration that all amendments to TCC's By-Laws adopted at the April 30th Meeting, and TCC's Amended and Restated By-Laws, are invalid, null, and void.

     WHEREFORE, Plaintiffs pray as follows:

     1. For a preliminary and permanent injunction restraining and enjoining the individual Defendants from taking or preventing any stockholder action to or by reason of any amendments to TCC's By-Laws effectuated at the April 30th Meeting;

     2. For a preliminary and permanent injunction compelling the individual Defendants to immediately convene a quorum of TCC's Board of Directors and to take any and all actions necessary to rescind and revoke all amendments to TCC's By-Laws enacted at the April 30th Meeting, and to rescind the filling of director vacancies carried out at the April 30th Meeting;

     3. For a preliminary and permanent injunction restraining and enjoining the individual Defendants from taking any action to fill director vacancies, and/or amend TCC's By-Laws or Articles of Organization, until the 1998 Annual Meeting has occurred;

     4. For a preliminary and permanent injunction compelling the Defendants to produce for Plaintiffs' inspection and copying the Stockholder List, the NOBO List, and the Related Materials, as defined in greater detail in Paragraph 29 of this Verified Complaint;

     5. For a Declaration that all Amendments to TCC's By-Laws adopted by the vote of the Directors at the April 30th Meeting, are invalid, null, and void;

     6. For an order awarding the Plaintiffs their costs; and

     7. For such other and further relief as the Court deems just and proper.

                                          Respectfully submitted,
                                          PHILIP A. PHALON, and M. MAHMUD AWAN,

                                          By their attorneys,



                                          /s/Paul Bork
                                          Paul Bork (BBO #541815)
                                          William Grimm (BBO #212120)
                                          Mark Resnick (BBO #559885)
                                          HINCKLEY, ALLEN & SNYDER
                                          28 State Street
                                          Boston, Massachusetts 02109
                                          (617) 345-9000

                                  VERIFICATION

     I, Philip A. Phalon, state that I am a director and stockholder of Technical Communications Corporation, that I have read the foregoing verified complaint and am familiar with the contents thereof, and that the facts set forth therein are true of my own personal knowledge, except those facts set forth on information and belief, and as to those, I believe them to be true.

     Signed under the penalties of perjury this 18th day of May, 1998.


                                                     /s/Philip A. Phalon
                                                     Philip A. Phalon